				EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,
	2010	2011	2012	2013	2014

Income from continuing operations before income tax	$915.6	$866.1	$944.2	$915.6	$826.7
Equity in the income of investees	(11.7)	(10.4)	(21.4)	(18.6)	(14.6)
Cash distributions received from equity investees	18.0	11.8	21.0	14.4	8.8
	921.9	867.5	943.8	911.4	820.9

Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	70.0	87.5	94.5	96.5	109.5

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	67.4	73.4	75.3	78.6	79.7

Total fixed charges	137.4	160.9	169.8	175.1	189.2

Earnings before income taxes and
fixed charges	$1,059.3	$1,028.4	$1,113.6	$1,086.5	$1,010.1

Ratio of earnings to fixed charges	7.71	6.39	6.56	6.21	5.34